Exhibit 99.8

APHRIA INKS MAJOR WHOLESALE SUPPLY AGREEMENT WITH SCIENTUS PHARMA, HEALTH CANADA LICENSED DEALER

Agreement to generate approximately $5 million in revenue for Aphria over 12-month contract

Leamington, Ontario - July 4, 2017 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APH or USOTCQB: APHQF), through its subsidiary Pure Natures Wellness Inc. (o/a Aphria), is pleased to announce that it entered into a major wholesale supply agreement with HydRx Farms, Ltd. (o/a Scientus Pharma) (“Scientus Pharma”). Under the terms of the Agreement, Aphria is committing to supply over 25,000 fully grown medical cannabis plants over the next 12 months to Scientus Pharma. The first delivery, under the agreement will occur in the middle of Aphria’s second quarter of 2018. Aphria expects to generate over $1.2 million of revenue from the wholesale supply agreement in each full quarter of shipments, with gross margins consistent with previously executed wholesale agreements.

Scientus Pharma, a vertically-integrated biopharmaceutical company, is raising the bar of cannabinoid products from medical-grade to pharmaceutical-grade. Leveraging its proprietary, patent-pending formulation and processing technologies, Scientus Pharma is committed to leading the medical cannabis market towards pharmaceutical standards in manufacturing, formulations and dosing.

“Scientus Pharma shares our vision for providing high-quality products to medical cannabis patients, which is enabled by our 509-step Seed-to Sale quality assurance program,” said Vic Neufeld, Chief Executive Officer of Aphria. “Through this agreement, Scientus Pharma will get access to clean and safe cannabis, which is necessary in the biopharmaceutical cannabis industry. In return, Aphria will benefit from guaranteed product distribution advancing Aphria’s growth strategy.”

“Scientus Pharma intends to leverage this key raw material supply contract to help it lead the evolution of cannabinoid products from medical-grade to pharmaceutical-grade,” said Trevor Folk, Chief Executive Officer of Scientus Pharma. “Our proprietary extraction technology platform has solved the resin consistency issue that has here-to-for prevented that scientific advancement, and it is the foundation for Scientus Pharma’s pipeline of novel products.”

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders. Aphria was the first public licenced producer to report positive cash flow from operations and the first to report positive earnings in consecutive quarters.

About Scientus Pharma

Scientus Pharma is a vertically-integrated biopharmaceutical Licensed Dealer under the Narcotics Control Regulations of Canada with a focus on developing and commercializing pharmaceutical-grade cannabinoid derivative products. Being one of a limited number of Licensed Dealers in Canada authorized to handle cannabinoid products, Scientus Pharma has the ability to wholesale, buy, process and sell cannabinoid derivatives, from and to Licensed Producers, as well as international markets.

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For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

Vic Neufeld

President & CEO – Aphria Inc.

1-844-427-4742

Trevor Folk

President & CEO – HydRx Farms, Ltd. (o/a Scientus Pharma)

289-492-1467

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual volumes under the agreement, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.